

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Aidan Viggiano
Chief Financial Officer
Twilio Inc.
101 Spear Street, Fifth Floor
San Francisco, California 94105

> **Re: Twilio Inc.**
> **Form 8-K Filed February 13, 2023**
> **Response dated March 8, 2023**
> **File No. 001-37806**

Dear Aidan Viggiano:

We have reviewed your March 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2023 letter.

Form 8-K Filed February 13, 2023

General

1.   In light of the organizational changes described in your Form 8-K filed February 13, 2023 that were effective during the three months ended March 31, 2023, provide us with your updated ASC 280 segment identification analysis. In your analysis, please tell us if there have been any changes in your identified operating and reportable segments, and specifically address how you considered the following in determining your identified operating and reportable segments:
   • the changes in your management structure, including the identity and role of each of your segment managers, how your company is organized, and when such changes were effective;
   • what the key operating decisions are, who makes them, and how resources are

        allocated and performance is assessed within your business;
- how the CODM and direct reports are compensated; and
- how often the CODM meets with his direct reports, the financial information he reviews in conjunction with those meetings, the financial information discussed, and who else attends such meetings.

2. As part of your updated segment identification analysis, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance, and provide us with a sample of the internal financial reporting package that the CODM receives and/or discusses with his direct reports. In this regard, we note from your prior response that your CODM previously received the monthly Executive Team Report, which included product-level margin percentage information and commentary explaining variances against the company's forecast and prior periods. Your response to prior comment 1 from our letter dated February 2, 2023 also stated that product-level gross margin information was used by the CODM to understand and explain trends and variances in the consolidated gross margins. If your CODM continues to receive lower level financial information following the reorganization, such as at the product level, describe this information in detail, how it is used, and tell us why operating segments were not identified at that level. Finally, describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed.

3. Explain to us how your 2023 budget was prepared, who approved the budget at each step of the process, the level of detail discussed at each step, the level of detail received by the CODM, and the level at which the CODM makes changes to the budget. Additionally, tell us if your 2023 budget information is prepared in the same or a different format as your current internal reporting package, and if it includes product margin or other lower level information.

4. In light of your organizational changes, tell us if you have re-considered your prior goodwill reporting unit determination. If so, please provide us with your analysis. Refer to ASC 350-20.

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc: Rezwan Pavri